

urban power

CONNECTIONS, LLC

Investor Pitch Deck



WHAT CONCERN ARE WE SOLVING?

Urban communities are being gentrified.

The fund serves as a vehicle for investors, community advocates, and local citizens of Killeen and surrounding areas to mitigate gentrification and improve the quality of life for current residents in the Central Texas area. Through community revitalization efforts targeting distressed properties, Urban Power Connections has led the effort to turn dilapidated properties into income producing assets that generate tax revenue for the city of Killeen. These efforts will generate the critical capital required to fulfill funding for larger initiatives that will attract, sustain and grow black-owned business in the area.





WHY DOES IT MATTER TO US?

It hits home.

We think of this as our "Community 401K" generational wealth building vehicle. The future of our fund is galvanized by the energy of the people who support it. We foresee the same reach and competitive advantage that major metropolitan areas have harnessed for their communities and in the cities we intend to develop. Our projected success makes way for the opportunity to provide educational, social justice, and even more economic development for our communities and the preceding generations.

$17.2

Billion is generated yearly through crowdfunding in North America.

OUR MISSION

Making investing a social cause.

We aim to modernize and progress the experience of buying and selling real estate by cultivating a spirit of collaboration, innovation, and integrity in the inner city areas of Central Texas. Our goal is to foster a culture of partnership across the urban community in which all partners and listings are represented in a cooperative environment by all its agents.



Incremental growth of
$89.72 BILLION
in the next five years in the real estate crowdfunding industry



Initial investor capital in our fund exceeds

$20 THOUSAND

plus over 3,000 hours of sweat equity

WHAT IS IMPORTANT TO US?



BUILDING RELATIONSHIPS

We have strong bonds with industry and market professionals.



ALTERNATIVE RESOURCES

We utilize conservative and direct resources effectively.



NETWORKING ECOSYSTEMS

We synergize our resources an information within our community.

WE ARE BACKED BY THE MOVEMENT



Buy The Block allows investors to make debt or equity investments in opportunities that were historically difficult to access. Thanks to the Regulation Crowdfunding rules promulgated by the SEC under the JOBs Act, Buy the Block created the Urban Power Connections community revolving around its web-based investment platform. It presents an opportunity to invest with other connected investors, and provides the added benefit of giving each investor individual ownership in the "block."



WHERE ARE WE?
URBAN POWER

Our fund is headed by a group of industry professionals, community activists, and home-grown citizens of the local area. As people of color, we see what happens when the original citizens and culture of our hometowns are pushed out and revamped to fit the non-minority, upper-middle class taste. Fortunately, we are here to change that narrative.

MEET OUR LEADER
VICTOR VINZIANT



Victor Vinziant is a proven real estate expert, short-term rental professional, Army Veteran and businessman. Since 2009, Victor has overseen the purchase, renovation, and property management of a 4-plex, duplex, and single-family homes in the Central Texas area. He was able to effectively accomplish these tasks while serving multiple combat tours to Iraq as a soldier, and multiple tours to Afghanistan as a private civilian intelligence contractor. His primary education in real estate is based on firsthand experience, networking and a personal motivation for obtaining an optimal quality of life. He's also a published author of two bestselling books and has a passion for becoming a public speaker in the future. His motivation to obtain investment property is rooted in obtaining financial flexibility and economic freedom. He's motivated to teach others about harnessing their own resources to do the same. He's a local inspiration and an advocate for the importance of ob-taining individual financial freedom in order to help your own community. His experience in managing his own real estate portfolio while showing other veterans that they can do the same with their resources is a testament to his desire to be part of community building. His charismatic leadership style coupled with his military experience evokes both confidence and integrity which are key components in being successful in the conduct of business. After nearly a decade of success, he was inspired to show others how to enter into the residential and commercial real estate industry. This led him to join UPC, and help to develop it into the force it is today. Currently, renovations are underway at UPC's second multi-family complex and are scheduled to be completed April 2020. The West Adams Initiative is set in the west side of the city of Temple, TX and is geared to be a major asset to UPC with Victor heading the charge.



MEET OUR FINANCE EXPERT
MICHELLE FINLEY

Michelle (Michelle The Money Maven) Finley is a Commercial Mortgage Broker, Direct Lender, and Entrepreneur who partners with Real Estate Investors, Mortgage Brokers, and other Entrepreneurs to grow their real estate investment portfolios. Her efforts to help entrepreneurs result in exponential growth with her client's base, and their exposure to opportunities in the real estate industry. After her time in the Marine Corps, Michelle had some tough decisions to make about her career and the direction it would take. Naturally, she chose sales and marketing and worked with Tony Robbins, one of the biggest names in personal development. Her marketing campaign experience with Tony Robbins helped fuel her desire to become a real estate entrepreneur. Following the 2008 housing market crash, Michelle reinvented herself and created an organization capable of assisting homeowners in avoiding foreclosure. Her problem-solving skills and financial savvy proved to be vital to those people who could have lost their homes. Michelle is truly an advocate for the hardworking common citizen when it comes to financial matters. She utilizes her financial talents to close loans for her clients and in her businesses. She knows business is about how well you connect with the heart-beating people that she serves. Michelle has landed coverage in print and broadcast outlets, and was featured regularly on local radio. In addition to her extensive sales, marketing, and mortgage experience, she is a licensed Realtor. Michelle holds a Bachelors of Science in Administration from Central Michigan University and MSA in Leadership Graduate studies at Central Michigan University as well.

MEET OUR FOUNDER
REGIIS JONES



His experience in managing construction projects ensures that his projects are built on time and within proper regulations. Regiis' charismatic leadership style and get-it-done-right attitude results in profitable developments across his areas of operation. He has now been inspired to show others how to enter into the real estate industry. This led him to develop Urban Power Connections, a for-profit investment real estate group that operates in Central Texas. In 2018, as UPC stepped into commercial real estate, it hits first multi-family home located in Killeen, Texas. Renovations of this six-unit facility were completed in October 2019 and currently generates a monthly income of $3,000. Currently, renovations are underway at UPC's second multi-family complex and scheduled to be completed April 2020. Regiis will oversee the Vista Oaks initiative which is currently a long term rental that will be converted to a mixed-use venue & Airbnb and a short term

rental property in July 2020. Regiis Jones is a proven real estate expert, construction professional, and businessman. Since 2012, He has overseen the purchase, renovation and resale of over 70 single-family residential homes in the Central Texas area. His background is comprised of sixteen-years experience in commercial construction and strong work ethic which have enabled him to lead his family-owned and operated business, TR3 Construction. Regiis holds a BS from Texas State University in Industrial Construction Technology. He has worked for Archer Western Construction, LLC since 2004. He has worked with this national construction company as a Project Engineer and Project Superintendent. Currently, Regiis holds a position as a Senior Estimator and his passion for home rehabs is a symbiotic relationship of talents that lead to cost effective budgets for every project he's managed.



OUR PROJECTS

2020 campaign initiatives

- KILLEEN/FT HOOD OPPORTUNITY ZONES & REVITALIZATION
- UPC VISTA MIXED-USE VENUE/AIRBNB – JULY 2020
- UPC ADAMS MIXED-USE VENUE/AIRBNB – FALL 2020



THE VISTA OAKS INITIATIVE

By winter of 2020, the property located at 13406 Vista Oaks Drive address will be transformed to a mixed-use venue Airbnb estate. The four bedroom, 4,143-sqft property is contained on 2 acres and is complete with a 600sq ft garage apartment. The projected occupancy rate on this property is at 52% promising a daily revenue average of $425. As an unbranded long-term rental property, it currently generates $3,310 monthly.



THE VISTA OAKS INITIATIVE

The Greater Austin area has experienced tremendous growth in the past decade. The property is located in Cedar Park which is only a short drive north from the Austin area. Cedar park, one of the fastest growing cities in America, is one of Austin's largest suburbs. The suburban community of Cedar Park is also in close proximity to Indigo Ridge, a 155-acre mixed-use development located a few miles to east of Cedar Park's downtown core at the intersection of Whitestone Boulevard and County Road 175. This development is 6 miles away from Vista Oaks Drive.



THE WEST ADAMS INITIATIVE

The 3409 West Adams Avenue residence boasts a two-acre lot connecting a 2.415 square foot single family residence. It is conveniently positioned less than three miles from highway I-35 which provides northbound access to Waco (1hr away) and Dallas (2hr away). It's also situated north of Austin (1hr south) and San Antonio (2hrs south).

The project is also in the position to create synergy with Drayton Mclane, as his home is across the street. Drayton McLane Jr is one of Forbes 400 list among the richest American billionaire businessman. He is also chairman of the McLane Group, a holding company with a portfolio of various enterprises. He was, until 1990, the CEO of the McLane Company, a grocery and food service warehouse, supply, and logistics firm, and was ranked #324 in 2015 with an estimated net worth of $2 billion.



THE WEST ADAMS INITIATIVE

West Adams project is also in the position to create synergy with Drayton Mclane programming and network, as his home is across the street. Drayton McLane Jr. is an American billionaire businessman and chairman of the McLane Group, a holding company with a portfolio of diverse enterprises.

Temple is a small city comparably to an Austin or Dallas, that will experience exponential growth in the upcoming years:

- The US average 3.9% is compared to Temple which has seen the job market increase by 1.9% in 2020 alone.
- Future job growth over the next ten years is predicted to be 37.7%, which is higher than the US average of 33.5% over the same time.
- The current sales tax rate for Temple is 8.3%.



THE WEST ADAMS INITIATIVE

Improvements on this property include a 2,500sqft single story mixed use Airbnb center, the construction of duplex style condominiums, and the revitalizatioin of the existing residence.

Airbnb is the future...

- **Transforms the traditional rental income producing asset model from long term to short term**

- **Airbnb hosts could pay 81% of rent by listing a two bedroom home**

- **There's a million dollar insurance coverage for an Airbnb host, per listing (ie. property damage, injury, loss of earnings, etc.)**

- **Cost of renting an average home on Airbnb is cheaper than a single hotel room**



With the rapid rate of growth of Airbnb, mainstream hotel bookings should buckle up or they'll face a difficult time competing with the company.

The UPC: Adams & Vista Airbnb initiative will use this model in the construction of the properties mentioned to bring our rental revenue up to a rate of **20%-30%** monthly average compared traditional rental revenue.



Google search trend shows that Airbnb is already gaining the same attract and frequency as mainstream travel-book and hotel brands, such as Marriott and Expedia.

In September of 2019 Airbnb announced it's initial public offering plans, with **$1B** in revenue in their second quarter alone. We are prepared to integrate this as incentive for UPC: Adams & Vista investors as well once it becomes available.



OUR PROJECTIONS

VISTA OAKS
Purchase Price - $452,000.00
Appraised Value - $565,000.00
After Repair Value - $675,000.00

WEST ADAMS
Purchase Price- $208,000.00
Appraised Value - $260,000.00
After Repair Value- $550,000.00

HOW DOES IT WORK?

INVESTMENT BREAKDOWN

SHARES



Initial effort is to raise $1.07M to support the initiative:
- Bronze Investor - 40 shares minimum (common stock)
- Silver Investor - 200 shares minimum (common stock)
- Gold Investor - 400 shares minimum (preffered stock)

COMMUNICATION



All legal agents of this fund are available for inquiries, however remember to manage your own risk. Each investment account is personally maintained by you, an individual investor, via our web based platform.

CROWDFUNDING



We encourage investors to spread the news. The more participation in spreading awareness about this opportunity to build and sustain wealth, the better we can realize and achieve our goals for this fund.

HOLDING



Invest responsibly, all investments can be risky. The standard holding period for all investments is 12 months. No funds can be withdrawn before this holding period. Dividends disbursed in June and December AFTER holding period ends.

RETURNS



After the holding period, or once the initial $1M has been reached, returns will be disbursed as dividends of 8% on your investment and 50% of the total liquidated assets in December and June of 2021. All information is reported during the regular investment reporting period via the online platform.

SWEAT EQUITY



We are willing to exchange skillsets and completion of labor tasks based on hours worked for shares in this fund. Further development of this initiative is under way!

urban power
CONNECTIONS, LLC

INVESTMENT SCOPE & USE OF FUNDS

Urban Power Connections: Vista Adams Initiative plans to raise a total of $1,070,000 through our offering under Regulation CF, with an initial target raise of $107,000.

The allocated amounts shown indicate intended use for this fund.

Airbnb Furnishings Vista Rehabilitation
$150,000

Adams & Vista Aquisitons
$608,000

Airbnb Furnishings Adams Rehabilitation
$95,000

Total Raise
$1,070,000

Maintenance & Repairs
$20,000

Killeen Land & Property
$60,000

Feasibility Studies & Desing & Marketing
$30,000

Cashflow Remaining In Escrow
$107,000

WHAT DO I GET?

RETURN ON INVESTMENT (ROI)

COC RETURNS
PAID AFTER
YEAR ONE

8%
PREFERRED RETURNS
PAID QUARTERLY
AFTER HOLDING

50%
EQUITY SPLIT
OF TOTAL NET PROFITS PAID
AFTER
LIQUIDATION

HOW DO MY SHARES CONVERT TO OWNERSHIP?

SHARE CLASSIFICATION

BRONZE INVESTOR

BRONZE INVESTORS

40 share minimum
common stock
entitlement

SILVER INVESTOR

SILVER INVESTORS

200 share minimum
common stock
entitlement

GOLD INVESTOR

GOLD INVESTORS

400 share minimum
preferred stock
entitlement

urban power
CONNECTIONS, LLC

WHAT HAPPENS AFTER HOLDING?

CLOSING

LIQUIDATION

Once our initial goal of $107,000 is reached, the funds will be officially released from Buy The Block's holding into the UPC: Adams & Vista fund. This will begin the processes for marketing and breaking the ground toward the initiatives in our portfolio. Based on a tier system, investors will either hold either preferred stock or common stock entitlements.

OUR FUTURE

future campaign initiatives

- 2021 STRIPMALL & BLACK BUSINESS COLLECTIVE

- 2022 PARTNERSHIP WITH OTHER LOCAL COMMERCIAL PROJECTS

- 2025 FREE INFORMAL TRADE EDUCATION FOR MIDDLE SCHOOL & HIGH SCHOOL STUDENTS

- EXPANSION TO OTHER CITIES IN THE CENTRAL TEXAS AREA

urban power
CONNECTIONS, LLC



Join us in our mission!

THANK YOU

https://buytheblock.com/campaign/adams-and-vista-airbnb-initiative

urban power
CONNECTIONS, LLC